UNITED STATES OF AMERICA
                                 before the
                    SECURITIES AND EXCHANGE COMMISSION

In the Matter of
Northeast Utilities                                        Quarterly
The Connecticut Light and Power Company                   Certificate as
Western Massachusetts Electric Company                     to Partial
Holyoke Water Power Company                               Consummation
Northeast Nuclear Energy Company                               of
Northeast Utilities Service Company                        Transaction
Rocky River Realty Company
Berlin, Connecticut
File No. 70-7111
(Public Utility Holding Company Act of 1935)

     Pursuant to the Public Utility Holding Company Act of 1935 and Rule 24(a) thereunder, Northeast Utilities and its system companies (the "Companies") hereby certify that the Companies issued and sold short-term debt, entered into system money pool transactions, and made capital contributions, all in accordance with the terms and conditions of, and for the purposes represented by, the Application/Declaration filed by the Company is this proceeding and the Securities and Exchange Commission Order dated December 27, 1990 with respect thereto.

     The following attachments contain the required information regarding the issuance and sale of short-term debt, system money pool transactions, and capital contributions for the third quarter of 1995:






























ATTACHMENT

1    NORTHEAST UTILITIES SUMMARY SHEET
     NORTHEAST UTILITIES
     BANK BORROWINGS

2    THE CONNECTICUT LIGHT AND POWER COMPANY
     SUMMARY SHEET

     THE CONNECTICUT LIGHT AND POWER COMPANY
     COMMERCIAL PAPER TRANSACTIONS

     LETTER FROM SHEARSON LEHMAN COMMERCIAL PAPER, INC.

     THE CONNECTICUT LIGHT AND POWER COMPANY
     BANK BORROWINGS

3    WESTERN MASSACHUSETTS ELECTRIC COMPANY
     SUMMARY SHEET

     WESTERN MASSACHUSETTS ELECTRIC COMPANY
     COMMERCIAL PAPER TRANSACTIONS

     LETTER FROM SHEARSON LEHMAN COMMERCIAL PAPER, INC.

     WESTERN MASSACHUSETTS ELECTRIC COMPANY
     BANK BORROWINGS

4    HOLYOKE WATER POWER COMPANY
     SUMMARY SHEET

5    NORTHEAST NUCLEAR ENERGY COMPANY
     SUMMARY SHEET

6    NORTHEAST UTILITIES SERVICE COMPANY
     SUMMARY SHEET

     NORTHEAST UTILITIES SERVICE COMPANY
     BANK BORROWINGS

7    ROCKY RIVER REALTY COMPANY
     SUMMARY SHEET

8    NORTH ATLANTIC ENERGY COMPANY
     SUMMARY SHEET

9    PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE

10   NORTHEAST UTILITIES MONEY POOL

11   CAPITAL CONTRIBUTIONS


Dated as of September 30, 1995


                              Northeast Utilities Service Company
                              /s/ Robert C. Aronson
                              Assistant Treasurer



ATTACHMENT 1
COMPANY:   Northeast Utilities
PERIOD:  July 1,  1995 through September 30, 1995
MAXIMUM COMMERCIAL PAPER OUTSTANDING AT
ANY ONE TIME:                                $-0-

MAXIMUM COMBINED AMOUNT OF SHORT-TERM
NOTES TO BANKS AND COMMERCIAL PAPER
OUTSTANDING AT ANY ONE TIME:                 $115,000,000

THERE WAS $0 OF COMMERCIAL PAPER AND $67,500,000 SHORT-TERM
NOTES TO BANKS OUTSTANDING ON September 30, 1995.

MONEY POOL BALANCE ON September 30, 1995:  Invested ($2,625,000)

                                        AMOUNT
NAME OF BANK                               $                DATE SOLD

INDUSTRIAL BANK OF JAPAN                7,500,000           07/07/95
*BANCA NAZIONALE DEL LAVARO            20,000,000           07/17/95
HARTFORD NATIONAL BANK AND TRUST        4,000,000           07/17/95
INDUSTRIAL BANK OF JAPAN                1,000,000           07/17/95
HARTFORD NATIONAL BANK AND TRUST       23,000,000           07/20/95
THE CONNECTICUT BANK & TRUST CO.        7,500,000           07/21/95
THE CONNECTICUT BANK & TRUST CO.       27,000,000           07/26/95
INDUSTRIAL BANK OF JAPAN               10,000,000           07/27/95
INDUSTRIAL BANK OF JAPAN               12,500,000           07/27/95
THE CONNECTICUT BANK & TRUST CO.        2,500,000           07/28/95
HARTFORD NATIONAL BANK AND TRUST       11,500,000           08/07/95
INDUSTRIAL BANK OF JAPAN                9,000,000           08/17/95
UNION TRUST COMPANY                     5,000,000           08/17/95
THE CONNECTICUT BANK & TRUST CO.       10,000,000           08/18/95
HARTFORD NATIONAL BANK AND TRUST       15,000,000           08/21/95
*INDUSTRIAL BANK OF JAPAN              10,000,000           08/24/95
THE CONNECTICUT BANK & TRUST CO.       29,000,000           08/25/95
THE CONNECTICUT BANK & TRUST CO.       13,500,000           08/28/95
HARTFORD NATIONAL BANK AND TRUST        4,000,000           09/01/95
HARTFORD NATIONAL BANK AND TRUST        5,000,000           09/08/95
UNION TRUST COMPANY                     5,000,000           09/08/95
HARTFORD NATIONAL BANK AND TRUST       15,000,000           09/11/95
HARTFORD NATIONAL BANK AND TRUST        5,000,000           09/13/95
*BANCA NAZIONALE DEL LAVARO            20,000,000           09/18/95
HARTFORD NATIONAL BANK AND TRUST       22,000,000           09/18/95
THE CONNECTICUT BANK & TRUST CO.       10,000,000           09/22/95
THE CONNECTICUT BANK & TRUST CO.       10,000,000           09/25/95
THE CONNECTICUT BANK & TRUST CO.       17,500,000           09/29/95
THE CONNECTICUT BANK & TRUST CO.       25,000,000           09/29/95

*REPRESENTING REFINANCING OF MATURING LOANS

                              NORTHEAST UTILITIES BY

DATED SEPTEMBER 30, 1995      ITS ASSISTANT TREASURER








ATTACHMENT 2
COMPANY:  The Connecticut Light and Power Company
PERIOD:  July 1, 1995 through September 30, 1995

MAXIMUM COMMERCIAL PAPER OUTSTANDING AT
ANY ONE TIME:                                $58,500,000

MAXIMUM COMBINED AMOUNT OF SHORT-TERM
NOTES TO BANKS AND COMMERCIAL PAPER
OUTSTANDING AT ANY ONE TIME:                 $94,000,000

THERE WAS $0 OF COMMERCIAL PAPER AND $0 SHORT-TERM
NOTES TO BANKS OUTSTANDING ON September 30, 1995.

MONEY POOL BALANCE ON September 30, 1995:  Borrowed $81,650,000

                                   AMOUNT
NAME OF BANK                          $           DATE SOLD

TORONTO DOMINION BANK              10,000,000     07/05/95
TORONTO DOMINION BANK              10,000,000     07/17/95
TORONTO DOMINION BANK              12,500,000     07/21/95
TORONTO DOMINION BANK               5,000,000     07/24/95
TORONTO DOMINION BANK              15,000,000     07/24/95
BANK OF AMERICA                     7,500,000     07/25/95
TORONTO DOMINION BANK              10,000,000     07/27/95
TORONTO DOMINION BANK              10,000,000     07/31/95
TORONTO DOMINION BANK              10,000,000     07/31/95
TORONTO DOMINION BANK              10,000,000     07/31/95
TORONTO DOMINION BANK              10,000,000     08/01/95
BANK OF AMERICA                     7,500,000     08/02/95
BANK OF AMERICA                     7,000,000     08/03/95
*TORONTO DOMINION BANK             10,000,000     08/07/95
BANK OF AMERICA                     4,000,000     08/11/95
TORONTO DOMINION BANK               5,000,000     08/11/95
TORONTO DOMINION BANK              12,500,000     08/14/95
BANK OF AMERICA                     6,000,000     08/18/95
BANK OF AMERICA                     5,000,000     08/24/95
TORONTO DOMINION BANK              17,000,000     08/25/95
TORONTO DOMINION BANK              14,000,000     08/28/95
TORONTO DOMINION BANK              10,000,000     08/31/95
BANK OF AMERICA                     5,000,000     09/01/95
*BANK OF AMERICA                    5,000,000     09/05/95
BANK OF AMERICA                    10,000,000     09/21/95
TORONTO DOMINION BANK              25,000,000     09/21/95
TORONTO DOMINION BANK              15,000,000     09/25/95

*REPRESENTING REFINANCING OF MATURING LOANS

DATED SEPTEMBER 30, 1995

THE CONNECTICUT LIGHT AND POWER COMPANY
BY   ITS ASSISTANT TREASURER








October 31, 1995
Ms. Barbara Nieman
Northeast Utilities
P.O. Box 270
Hartford, Connecticut 06141

Re:  The Connecticut Light and Power Company

Dear Ms. Nieman:

     This letter is submitted to you in compliance with certain requirements concerned with the commercial paper program of Connecticut Light and Power company as specified by the Securities and Exchange Commission.

     In connection with the private distribution of commercial paper of Connecticut Light and Power Company, from July 1, 1995 to September 30, 1995, all sales and resales have been made only to those customers of Lehman Commercial Paper Inc. included on the Confidential List submitted in the original program and in accordance with the provisions of that program.

          Sincerely,
          /s/Reginald O. Frazier







































ATTACHMENT 3
COMPANY:  Western Massachusetts Electric Company
PERIOD:  July 1, 1995 through September 30, 1995

MAXIMUM COMMERCIAL PAPER OUTSTANDING AT
ANY ONE TIME:                                $-0-

MAXIMUM COMBINED AMOUNT OF SHORT-TERM
NOTES TO BANKS AND COMMERCIAL PAPER
OUTSTANDING AT ANY ONE TIME:                 $40,000,000

THERE WAS $0 OF COMMERCIAL PAPER AND $0 SHORT-TERM
NOTES TO BANKS OUTSTANDING ON September 30, 1995

MONEY POOL BALANCE ON September 30, 1995:   Borrowed $28,250

                         AMOUNT
NAME OF BANK               $                 DATE SOLD

BANK OF AMERICA          10,000,000          07/07/95
BANK OF AMERICA          10,000,000          09/01/95
TORONTO DOMINION BANK    25,000,000          09/01/95
HARTFORD NATIONAL BANK
 & TRUST CO.              5,000,000          09/05/95
BANK OF AMERICA           5,000,000          09/08/95

*REPRESENTS REFINANCING OF MATURITY LOANS

DATED SEPTEMBER 30, 1995
WESTERN MASSACHUSETTS ELECTRIC COMPANY
BY  ITS ASSISTANT TREASURER

October 31, 1995
Ms. Barbara Nieman
Northeast Utilities
P.O. Box 270
Hartford, Connecticut 06141

Re:  Western Massachusetts Electric Company

Dear Ms. Nieman:

     This letter is submitted to you in compliance with certain requirements concerned with the commercial paper program of Western Massachusetts Electric Company as specified by the Securities and Exchange Commission.

     In connection with the private distribution of commercial paper of Western Massachusetts Electric Company, from July 1, 1995 to September 30, 1995, all sales and resales have been made only to those customers of Lehman Commercial Paper Inc. included on the Confidential List submitted in the original program and in accordance with the provisions of that program.

          Sincerely,
          /s/Reginald O. Frazier







ATTACHMENT 4
COMPANY:  Holyoke Water Power Company
PERIOD:  July 1, 1995 through September 30, 1995

MAXIMUM COMMERCIAL PAPER OUTSTANDING AT
ANY ONE TIME:                                NONE

MAXIMUM COMBINED AMOUNT OF SHORT-TERM
NOTES TO BANKS AND COMMERCIAL PAPER
OUTSTANDING AT ANY ONE TIME:                 $-0-

THERE WAS NO COMMERCIAL PAPER AND $ 0 SHORT-TERM
NOTES TO BANKS OUTSTANDING ON September 30, 1995.

MONEY POOL BALANCE ON September 30, 1995:  Invested ($7,250,000)

ATTACHMENT 5
COMPANY:  Northeast Nuclear Energy Company
PERIOD:  July 1, 1995 through September 30, 1995

MAXIMUM COMMERCIAL PAPER OUTSTANDING AT
ANY ONE TIME:                                NONE

MAXIMUM COMBINED AMOUNT OF SHORT-TERM
NOTES TO BANKS AND COMMERCIAL PAPER
OUTSTANDING AT ANY ONE TIME:                 $-0-

THERE WAS NO COMMERCIAL PAPER AND $ 0 SHORT-TERM
NOTES TO BANKS OUTSTANDING ON September 30, 1995.

MONEY POOL BALANCE ON September 30, 1995:  Invested ($16,750,000)

ATTACHMENT 6
COMPANY:  Northeast Utilities Service Company
PERIOD:  July 1, 1995 through September 30, 1995

MAXIMUM COMMERCIAL PAPER OUTSTANDING AT
ANY ONE TIME:                                NONE

MAXIMUM COMBINED AMOUNT OF SHORT-TERM
NOTES TO BANKS AND COMMERCIAL PAPER
OUTSTANDING AT ANY ONE TIME:                 $-0-

THERE WAS NO COMMERCIAL PAPER AND $ 0 SHORT-TERM
NOTES TO BANKS OUTSTANDING ON September 30, 1995.

MONEY POOL BALANCE ON September 30, 1995:  $0

ATTACHMENT 7
COMPANY:  Rocky River Realty Company
PERIOD:  July 1, 1995 through September 30, 1995
MAXIMUM COMMERCIAL PAPER OUTSTANDING AT
ANY ONE TIME:                                NONE
MAXIMUM COMBINED AMOUNT OF SHORT-TERM
NOTES TO BANKS AND COMMERCIAL PAPER
OUTSTANDING AT ANY ONE TIME:                 $-0-

THERE WAS NO COMMERCIAL PAPER AND $ 0 SHORT-TERM
NOTES TO BANKS OUTSTANDING ON September 30, 1995.

MONEY POOL BALANCE ON September 30, 1995:  Borrowed $17,250,000

ATTACHMENT 8
COMPANY:  North Atlantic Energy Company
PERIOD:  July 1, 1995 through September 30, 1995

MAXIMUM COMMERCIAL PAPER OUTSTANDING AT
ANY ONE TIME:                                NONE

MAXIMUM COMBINED AMOUNT OF SHORT-TERM
NOTES TO BANKS AND COMMERCIAL PAPER
OUTSTANDING AT ANY ONE TIME:                 $-0-

THERE WAS NO COMMERCIAL PAPER AND $ 0 SHORT-TERM
NOTES TO BANKS OUTSTANDING ON September 30, 1995.

MONEY POOL BALANCE ON September 30, 1995:  Invested ($2,250,000)

ATTACHMENT 9
COMPANY:  Public Service Company of New Hampshire
PERIOD:  July 1, 1995 through September 30, 1995

MAXIMUM COMMERCIAL PAPER OUTSTANDING AT
ANY ONE TIME:                                NONE

MAXIMUM COMBINED AMOUNT OF SHORT-TERM
NOTES TO BANKS AND COMMERCIAL PAPER
OUTSTANDING AT ANY ONE TIME:                 $-0-

THERE WAS NO COMMERCIAL PAPER AND $ 0 SHORT-TERM
NOTES TO BANKS OUTSTANDING ON September 30, 1995.

MONEY POOL BALANCE ON September 30, 1995:  Invested ($105,500,000)






























        ATTACHMENT 10
NORTHEAST UTILITIES SYSTEM MONEY POOL
$000s
MONTH: JULY 1995
NUMBER OF DAYS: 31
               CL&P     WMECO    HWP   NNECO   RRR  QUINN PSNH   NAEC   HEC   NU      TCI  AGENT

CONS. BAL     -103900   -8000    8000  30000 -19750 -4600 98250  -5750 -1575 7325

1 Begin Bal   -104250       0    8750  33500 -16500 -4500 69250  13750 -1575 1575      0       0
Contributed         0       0       0      0      0     0     0      0     0    0      0       0
Borrowed            0       0       0      0      0     0     0      0     0    0      0       0
1 End Bal     -104250       0    8750  33500 -16500 -4500 69250  13750 -1575 1575      0

Contributed         0       0       0      0      0     0     0      0     0    0      0       0
Borrowed            0       0       0      0      0     0     0      0     0    0      0       0
2 End Bal     -104250       0    8750  33500 -16500 -4500 69250  13750 -1575 1575      0

Contributed     24600       0       0      0      0     0     0      0     0    0      0   24600
Borrowed            0       0       0   2000    250   100  6500  15750     0    0      0   24600
3 End Bal      -79650       0    8750  31500 -16750 -4600 62750  -2000 -1575 1575      0

Contributed         0       0       0      0      0     0     0      0     0    0      0       0
Borrowed            0       0       0      0      0     0     0      0     0    0      0       0
4 End Bal      -79650       0    8750  31500 -16750 -4600 62750  -2000 -1575 1575      0

Contributed      3500       0       0      0      0     0     0      0     0    0      0    3500
Borrowed            0       0     500   3000      0     0     0      0     0    0      0    3500
5 End Bal      -76150       0    8250  28500 -16750 -4600 62750  -2000 -1575 1575      0

Contributed         0       0       0      0      0     0  3000      0     0    0      0    3000
Borrowed         1750    1000     250      0      0     0     0      0     0    0      0    3000
6 End Bal      -77900   -1000    8000  28500 -16750 -4600 65750  -2000 -1575 1575      0

Contributed      1250       0       0      0      0     0  1000      0     0    0      0    2250
Borrowed            0       0     250   2000      0     0     0      0     0    0      0    2250
7 End Bal      -76650   -1000    7750  26500 -16750 -4600 66750  -2000 -1575 1575      0

Contributed         0       0       0      0      0     0     0      0     0    0      0       0
Borrowed            0       0       0      0      0     0     0      0     0    0      0       0
8 End Bal      -76650   -1000    7750  26500 -16750 -4600 66750  -2000 -1575 1575      0

Contributed         0       0       0      0      0     0     0      0     0    0      0       0
Borrowed            0       0       0      0      0     0     0      0     0    0      0       0
9 End Bal      -76650   -1000    7750  26500 -16750 -4600 66750  -2000 -1575 1575      0

Contributed         0    1000       0      0      0     0  5500      0     0    0      0    6500
Borrowed         3000       0       0   3500      0     0     0      0     0    0      0    6500
10 End Bal     -79650       0    7750  23000 -16750 -4600 72250  -2000 -1575 1575      0

Contributed         0    1500       0      0      0     0  3000      0     0    0      0    4500
Borrowed         4000       0       0    500      0     0     0      0     0    0      0    4500
11 End Bal     -83650    1500    7750  22500 -16750 -4600 75250  -2000 -1575 1575      0

Contributed         0    1500       0      0      0     0  2500      0     0    0      0    4000
Borrowed         2250       0       0   1000    750     0     0      0     0    0      0    4000
12 End Bal     -85900    3000    7750  21500 -17500 -4600 77750  -2000 -1575 1575      0

Contributed         0       0       0      0      0     0     0      0     0 2000      0    2000
Borrowed            0       0       0   2000      0     0     0      0     0    0      0    2000
13 End Bal     -85900    3000    7750  19500 -17500 -4600 77750  -2000 -1575 3575      0

Contributed         0    2000       0      0      0     0  2000      0     0    0      0    4000
Borrowed         1500       0       0   2000    500     0     0      0     0    0      0    4000
14 End Bal     -87400    5000    7750  17500 -18000 -4600 79750  -2000 -1575 3575      0

Contributed         0       0       0      0      0     0     0      0     0    0      0       0
Borrowed            0       0       0      0      0     0     0      0     0    0      0       0
15 End Bal     -87400    5000    7750  17500 -18000 -4600 79750  -2000 -1575 3575      0

Contributed         0       0       0      0      0     0     0      0     0    0      0       0
Borrowed            0       0       0      0      0     0     0      0     0    0      0       0
16 End Bal     -87400    5000    7750  17500 -18000 -4600 79750  -2000 -1575 3575      0

Contributed      9000       0       0      0      0     0     0      0     0    0      0    9000
Borrowed            0    5000    1000   1500      0     0  1500      0     0    0      0    9000
17 End Bal     -78400       0    6750  16000 -18000 -4600 78250  -2000 -1575 3575      0

Contributed      1000       0       0      0      0     0  4000      0     0    0      0    5000
Borrowed            0    2500       0   2500      0     0     0      0     0    0      0    5000
18 End Bal     -77400   -2500    6750  13500 -18000 -4600 82250  -2000 -1575 3575      0

Contributed         0       0       0   4500      0     0     0      0     0    0      0    4500
Borrowed         4500       0       0      0      0     0     0      0     0    0      0    4500
19 End Bal     -81900   -2500    6750  18000 -18000 -4600 82250  -2000 -1575 3575      0

Contributed         0       0    1750  18000      0     0  6000      0     0  250      0   26000
Borrowed        21000    3000       0      0   1750     0     0    250     0    0      0   26000
20 End Bal    -102900   -5500    8500  36000 -19750 -4600 88250  -2250 -1575 3825      0

Contributed      8750       0       0      0      0     0     0      0     0    0      0    8750
Borrowed            0       0     250   6500      0     0  2000      0     0    0      0    8750
21 End Bal     -94150   -5500    8250  29500 -19750 -4600 86250  -2250 -1575 3825      0

Contributed         0       0       0      0      0     0     0      0     0    0      0       0
Borrowed            0       0       0      0      0     0     0      0     0    0      0       0
22 End Bal     -94150   -5500    8250  29500 -19750 -4600 86250  -2250 -1575 3825      0

Contributed         0       0       0      0      0     0     0      0     0    0      0       0
Borrowed            0       0       0      0      0     0     0      0     0    0      0       0
23 End Bal     -94150   -5500    8250  29500 -19750 -4600 86250  -2250 -1575 3825      0

Contributed      6000       0       0      0      0     0     0      0     0    0      0    6000
Borrowed            0    2500     500      0      0     0  3000      0     0    0      0    6000
24 End Bal     -88150   -8000    7750  29500 -19750 -4600 83250  -2250 -1575 3825      0

Contributed         0    1500       0      0      0     0  9000      0     0    0      0   10500
Borrowed         6000       0       0   4500      0     0     0      0     0    0      0   10500
25 End Bal     -94150   -6500    7750  25000 -19750 -4600 92250  -2250 -1575 3825      0

Contributed         0    1500     250    500      0     0  3500      0     0    0      0    5750
Borrowed         5750       0       0      0      0     0     0      0     0    0      0    5750
26 End Bal     -99900   -5000    8000  25500 -19750 -4600 95750  -2250 -1575 3825      0

Contributed      3000       0       0      0      0     0     0      0     0    0      0    3000
Borrowed            0       0       0   1500      0     0  1500      0     0    0      0    3000
27 End Bal     -96900   -5000    8000  24000 -19750 -4600 94250  -2250 -1575 3825      0

Contributed         0       0       0      0      0     0  2500      0     0    0      0    2500
Borrowed          500    2000       0      0      0     0     0      0     0    0      0    2500
28 End Bal     -97400   -7000    8000  24000 -19750 -4600 96750  -2250 -1575 3825      0

Contributed         0       0       0      0      0     0     0      0     0    0      0       0
Borrowed            0       0       0      0      0     0     0      0     0    0      0       0
29 End Bal     -97400   -7000    8000  24000 -19750 -4600 96750  -2250 -1575 3825      0

Contributed         0       0       0      0      0     0     0      0     0    0      0       0
Borrowed            0       0       0      0      0     0     0      0     0    0      0       0
30 End Bal     -97400   -7000    8000  24000 -19750 -4600 96750  -2250 -1575 3825      0

Contributed         0       0       0   6000      0     0  1500      0     0 3500      0   11000
Borrowed         6500    1000       0      0      0     0     0   3500     0    0      0   11000
31 End Bal    -103900   -8000    8000  30000 -19750 -4600 98250  -5750 -1575 7325      0

NU MONEY     POOL
BALANCES            0       0       0      0      0     0     0      0     0    0      0

        NORTHEAST UTILITIES SYSTEM MONEY POOL
$000s
MONTH: AUGUST 1995
NUMBER OF DAYS: 31
               CL&P     WMECO    HWP   NNECO   RRR  QUINN PSNH   NAEC   HEC   NU    TCI AGENT

CONS. BAL>    -114650    2000    7750  21750 -17000 -4600 92000  12750 -2075 2075

1 Begin Bal   -103900   -8000    8000  30000 -19750 -4600 98250  -5750 -1575 7325   0       0
Contributed         0    1000       0      0      0     0  2500  10000     0    0   0   13500
Borrowed         5500       0       0   2000    250     0     0      0     0 5750   0   13500
1 End Bal     -109400   -7000    8000  28000 -20000 -4600 10075   4250 -1575 1575   0

Contributed      9000    1000       0    250      0     0     0    250     0    0   0   10500
Borrowed            0       0     250      0      0     0 10250      0     0    0   0   10500
2 End Bal     -100400   -6000    7750  28250 -20000 -4600 90500   4500 -1575 1575   0

Contributed         0     500       0      0      0     0  2500      0     0    0   0    3000
Borrowed            0       0       0   3000      0     0     0      0     0    0   0    3000
3 End Bal     -100400   -5500    7750  25250 -20000 -4600 93000   4500 -1575 1575   0

Contributed      6500       0       0      0      0     0     0      0     0    0   0    6500
Borrowed            0       0       0   5500      0     0  1000      0     0    0   0    6500
4 End Bal      -93900   -5500    7750  19750 -20000 -4600 92000   4500 -1575 1575   0

Contributed         0       0       0      0      0     0     0      0     0    0   0       0
Borrowed            0       0       0      0      0     0     0      0     0    0   0       0
5 End Bal      -93900   -5500    7750  19750 -20000 -4600 92000   4500 -1575 1575   0

Contributed         0       0       0      0      0     0     0      0     0    0   0       0
Borrowed            0       0       0      0      0     0     0      0     0    0   0       0
6 End Bal      -93900   -5500    7750  19750 -20000 -4600 92000   4500 -1575 1575   0

Contributed      5500       0       0      0      0     0   500      0     0    0   0    6000
Borrowed            0    2000       0   4000      0     0     0      0     0    0   0    6000
7 End Bal      -88400   -7500    7750  15750 -20000 -4600 92500   4500 -1575 1575   0

Contributed         0       0       0      0      0     0  3750      0     0    0   0    3750
Borrowed         2500       0     250   1000      0     0     0      0     0    0   0    3750
8 End Bal      -90900   -7500    7500  14750 -20000 -4600 96250   4500 -1575 1575   0

Contributed         0    4000       0      0      0     0   750      0     0    0   0    4750
Borrowed         4500       0     250      0      0     0     0      0     0    0   0    4750
9 End Bal      -95400   -3500    7250  14750 -20000 -4600 97000   4500 -1575 1575   0

Contributed         0    2250       0      0      0     0  5000      0     0    0   0    7250
Borrowed         6000       0       0   1250      0     0     0      0     0    0   0    7250
10 End Bal    -101400   -1250    7250  13500 -20000 -4600 10200   4500 -1575 1575   0

Contributed         0       0       0      0      0     0  1500      0     0    0   0    1500
Borrowed            0       0       0   1500      0     0     0      0     0    0   0    1500
11 End Bal    -101400   -1250    7250  12000 -20000 -4600 10350   4500 -1575 1575   0

Contributed         0       0       0      0      0     0     0      0     0    0   0       0
Borrowed            0       0       0      0      0     0     0      0     0    0   0       0
12 End Bal    -101400   -1250    7250  12000 -20000 -4600 10350   4500 -1575 1575   0

Contributed         0       0       0      0      0     0     0      0     0    0   0       0
Borrowed            0       0       0      0      0     0     0      0     0    0   0       0
13 End Bal    -101400   -1250    7250  12000 -20000 -4600 10350   4500 -1575 1575   0

Contributed     23750    2000       0      0      0     0     0      0     0    0   0   25750
Borrowed            0       0       0   1500    250     0 24000      0     0    0   0   25750
14 End Bal     -77650     750    7250  10500 -20250 -4600 79500   4500 -1575 1575   0

Contributed         0       0       0      0   1250     0   500      0     0    0   0    1750
Borrowed            0       0     500   1250      0     0     0      0     0    0   0    1750
15 End Bal     -77650     750    6750   9250 -19000 -4600 80000   4500 -1575 1575   0

Contributed         0       0       0      0      0     0  4500      0     0    0   0    4500
Borrowed         4500       0       0      0      0     0     0      0     0    0   0    4500
16 End Bal     -82150     750    6750   9250 -19000 -4600 84500   4500 -1575 1575   0

Contributed         0       0       0  22500      0     0     0      0     0    0   0   22500
Borrowed        18250    3000     250      0      0     0  1000      0     0    0   0   22500
17 End Bal    -100400   -2250    6500  31750 -19000 -4600 83500   4500 -1575 1575   0

Contributed         0       0       0   2500      0     0     0      0     0    0   0    2500
Borrowed         2500       0       0      0      0     0     0      0     0    0   0    2500
18 End Bal    -102900   -2250    6500  34250 -19000 -4600 83500   4500 -1575 1575   0

Contributed         0       0       0      0      0     0     0      0     0    0   0       0
Borrowed            0       0       0      0      0     0     0      0     0    0   0       0
19 End Bal    -102900   -2250    6500  34250 -19000 -4600 83500   4500 -1575 1575   0

Contributed         0       0       0      0      0     0     0      0     0    0   0       0
Borrowed            0       0       0      0      0     0     0      0     0    0   0       0
20 End Bal    -102900   -2250    6500  34250 -19000 -4600 83500   4500 -1575 1575   0

Contributed         0    1500     250      0    500     0  6000      0     0    0   0    8250
Borrowed         4750       0       0   3500      0     0     0      0     0    0   0    8250
21 End Bal    -107650    -750    6750  30750 -18500 -4600 89500   4500 -1575 1575   0

Contributed         0       0    1500      0   1500     0  5500      0     0    0   0    8500
Borrowed         4500       0       0   4000      0     0     0      0     0    0   0    8500
22 End Bal    -112150    -750    8250  26750 -17000 -4600 95000   4500 -1575 1575   0

Contributed         0       0       0      0      0     0     0      0     0    0   0       0
Borrowed            0       0       0      0      0     0     0      0     0    0   0       0
23 End Bal    -112150    -750    8250  26750 -17000 -4600 95000   4500 -1575 1575   0

Contributed         0       0       0      0      0     0     0      0     0    0   0       0
Borrowed            0       0       0      0      0     0     0      0     0    0   0       0
24 End Bal    -112150    -750    8250  26750 -17000 -4600 95000   4500 -1575 1575   0

Contributed         0    1500     250      0      0     0  1000      0     0    0   0    2750
Borrowed          500       0       0   2000      0     0     0    250     0    0   0    2750
25 End Bal    -112650     750    8500  24750 -17000 -4600 96000   4250 -1575 1575   0

Contributed         0       0       0      0      0     0     0      0     0    0   0       0
Borrowed            0       0       0      0      0     0     0      0     0    0   0       0
26 End Bal    -112650     750    8500  24750 -17000 -4600 96000   4250 -1575 1575   0

Contributed         0       0       0      0      0     0     0      0     0    0   0       0
Borrowed            0       0       0      0      0     0     0      0     0    0   0       0
27 End Bal    -112650     750    8500  24750 -17000 -4600 96000   4250 -1575 1575   0

Contributed         0    1000       0      0      0     0  2500      0     0    0   0    3500
Borrowed         3000       0       0    500      0     0     0      0     0    0   0    3500
28 End Bal    -115650    1750    8500  24250 -17000 -4600 98500   4250 -1575 1575   0

Contributed         0     750       0      0      0     0     0   2500     0    0   0    3250
Borrowed         1000       0     250   2000      0     0     0      0     0    0   0    3250
29 End Bal    -116650    2500    8250  22250 -17000 -4600 98500   6750 -1575 1575   0

Contributed         0       0       0      0      0     0  1500      0     0    0   0    1500
Borrowed            0       0       0   1500      0     0     0      0     0    0   0    1500
30 End Bal    -116650    2500    8250  20750 -17000 -4600 10000   6750 -1575 1575   0

Contributed      2000       0       0   1000      0     0     0   6000     0  500   0    9500
Borrowed            0     500     500      0      0     0  8000      0   500    0   0    9500
31 End Bal    -114650    2000    7750  21750 -17000 -4600 92000  12750 -2075 2075   0

NU MONEY
BALANCES            0       0       0      0      0     0     0      0     0    0   0

        NORTHEAST UTILITIES SYSTEM MONEY POOL
$000s
MONTH: SEPTEMBER 1995
NUMBER OF DAYS: 30
               CL&P     WMECO    HWP   NNECO   RRR  QUINN PSNH   NAEC   HEC   NU  TCI    AGENT

CONS. BAL>     -81650  -28250    7250  16750 -17250 -4600 10550   2250 -2625 2625

1 Begin Bal   -114650    2000    7750  21750 -17000 -4600 92000  12750 -2075 2075      0     0
Contributed      5250       0       0      0      0     0     0      0     0    0      0  5250
Borrowed            0    2000     250   2500      0     0   500      0     0    0      0  5250
1 End Bal     -109400       0    7500  19250 -17000 -4600 91500  12750 -2075 2075      0

Contributed         0       0       0      0      0     0     0      0     0    0      0     0
Borrowed            0       0       0      0      0     0     0      0     0    0      0     0
2 End Bal     -109400       0    7500  19250 -17000 -4600 91500  12750 -2075 2075      0

Contributed         0       0       0      0      0     0     0      0     0    0      0     0
Borrowed            0       0       0      0      0     0     0      0     0    0      0     0
3 End Bal     -109400       0    7500  19250 -17000 -4600 91500  12750 -2075 2075      0

Contributed         0       0       0      0      0     0     0      0     0    0      0     0
Borrowed            0       0       0      0      0     0     0      0     0    0      0     0
4 End Bal     -109400       0    7500  19250 -17000 -4600 91500  12750 -2075 2075      0

Contributed      1750       0       0      0      0     0   500      0     0    0      0  2250
Borrowed            0       0       0   2000    250     0     0      0     0    0      0  2250
5 End Bal     -107650       0    7500  17250 -17250 -4600 92000  12750 -2075 2075      0

Contributed         0       0       0      0      0     0  2500      0     0    0      0  2500
Borrowed            0       0       0   2500      0     0     0      0     0    0      0  2500
6 End Bal     -107650       0    7500  14750 -17250 -4600 94500  12750 -2075 2075      0

Contributed         0       0       0      0      0     0     0      0     0    0      0     0
Borrowed            0       0       0      0      0     0     0      0     0    0      0     0
7 End Bal     -107650       0    7500  14750 -17250 -4600 94500  12750 -2075 2075      0

Contributed     16000       0       0      0      0     0 10000      0     0    0      0 26000
Borrowed            0   24250     250   1500      0     0     0      0     0    0      0 26000
8 End Bal      -91650  -24250    7250  13250 -17250 -4600 10450  12750 -2075 2075      0

Contributed         0       0       0      0      0     0     0      0     0    0      0     0
Borrowed            0       0       0      0      0     0     0      0     0    0      0     0
9 End Bal      -91650  -24250    7250  13250 -17250 -4600 10450  12750 -2075 2075      0

Contributed         0       0       0      0      0     0     0      0     0    0      0     0
Borrowed            0       0       0      0      0     0     0      0     0    0      0     0
10 End Bal     -91650  -24250    7250  13250 -17250 -4600 10450  12750 -2075 2075      0

Contributed      2500       0       0      0      0     0  2000      0     0    0      0  4500
Borrowed            0    4500       0      0      0     0     0      0     0    0      0  4500
11 End Bal     -89150  -28750    7250  13250 -17250 -4600 10650  12750 -2075 2075      0

Contributed         0       0       0      0      0     0     0      0     0    0      0     0
Borrowed            0       0       0      0      0     0     0      0     0    0      0     0
12 End Bal     -89150  -28750    7250  13250 -17250 -4600 10650  12750 -2075 2075      0

Contributed     18500    4500       0      0      0     0  5000      0     0    0      0 28000
Borrowed            0       0       0   3000      0     0     0      0     0    0  25000 28000
13 End Bal     -70650  -24250    7250  10250 -17250 -4600 11150  12750 -2075 2075 -25000

Contributed      3250       0       0      0      0     0     0      0     0    0      0  3250
Borrowed            0       0     250   2000    500     0     0    500     0    0      0  3250
14 End Bal     -67400  -24250    7000   8250 -17750 -4600 11150  12250 -2075 2075 -25000

Contributed      3500       0       0      0      0     0     0   1000     0  300  25000 29800
Borrowed            0    3000       0      0      0     0     0      0   300    0  26500 29800
15 End Bal     -63900  -27250    7000   8250 -17750 -4600 11150  13250 -2375 2375 -26500

Contributed         0       0       0      0      0     0     0      0     0    0      0     0
Borrowed            0       0       0      0      0     0     0      0     0    0      0     0
16 End Bal     -63900  -27250    7000   8250 -17750 -4600 11150  13250 -2375 2375 -26500

Contributed         0       0       0      0      0     0     0      0     0    0      0     0
Borrowed            0       0       0      0      0     0     0      0     0    0      0     0
17 End Bal     -63900  -27250    7000   8250 -17750 -4600 11150  13250 -2375 2375 -26500

Contributed         0       0       0      0      0     0     0   5000     0    0  26500 31500
Borrowed         7500       0     250   5500      0     0  1000      0     0    0  17250 31500
18 End Bal     -71400  -27250    6750   2750 -17750 -4600 11050  18250 -2375 2375 -17250

Contributed     16500       0       0      0      0     0     0      0     0    0  17250 33750
Borrowed            0    4750       0   1000      0     0 22000   6000     0    0      0 33750
19 End Bal     -54900  -32000    6750   1750 -17750 -4600 88500  12250 -2375 2375      0

Contributed         0    2750    3750   6000      0     0  7000      0     0  250      0 19750
Borrowed        19500       0       0      0      0     0     0      0   250    0      0 19750
20 End Bal     -74400  -29250   10500   7750 -17750 -4600 95500  12250 -2625 2625      0

Contributed      3000       0       0   8000      0     0     0      0     0    0      0 11000
Borrowed            0    8000    3000      0      0     0     0      0     0    0      0 11000
21 End Bal     -71400  -37250    7500  15750 -17750 -4600 95500  12250 -2625 2625      0

Contributed      3000       0       0      0      0     0     0      0     0    0      0  3000
Borrowed            0       0       0   3000      0     0     0      0     0    0      0  3000
22 End Bal     -68400  -37250    7500  12750 -17750 -4600 95500  12250 -2625 2625      0

Contributed         0       0       0      0      0     0     0      0     0    0      0     0
Borrowed            0       0       0      0      0     0     0      0     0    0      0     0
23 End Bal     -68400  -37250    7500  12750 -17750 -4600 95500  12250 -2625 2625      0

Contributed         0       0       0      0      0     0     0      0     0    0      0     0
Borrowed            0       0       0      0      0     0     0      0     0    0      0     0
24 End Bal     -68400  -37250    7500  12750 -17750 -4600 95500  12250 -2625 2625      0

Contributed         0    3000       0      0      0     0     0      0     0    0      0  3000
Borrowed         3000       0       0      0      0     0     0      0     0    0      0  3000
25 End Bal     -71400  -34250    7500  12750 -17750 -4600 95500  12250 -2625 2625      0

Contributed      1000       0       0      0      0     0     0      0     0    0      0  1000
Borrowed            0     500     500      0      0     0     0      0     0    0      0  1000
26 End Bal     -70400  -34750    7000  12750 -17750 -4600 95500  12250 -2625 2625      0

Contributed     20000    5000     250      0    250     0 10000      0     0    0      0 35500
Borrowed            0       0       0   1000      0     0     0      0     0    0  34500 35500
27 End Bal     -50400  -29750    7250  11750 -17500 -4600 10550  12250 -2625 2625 -34500

Contributed         0       0       0      0      0     0     0      0     0    0  34500 34500
Borrowed         9500       0       0      0      0     0     0      0     0    0  25000 34500
28 End Bal     -59900  -29750    7250  11750 -17500 -4600 10550  12250 -2625 2625 -25000

Contributed         0    1500       0   5000    250     0     0      0     0    0  25000 31750
Borrowed        21750       0       0      0      0     0     0  10000     0    0      0 31750
29 End Bal     -81650  -28250    7250  16750 -17250 -4600 10550   2250 -2625 2625      0

Contributed         0       0       0      0      0     0     0      0     0    0      0     0
Borrowed            0       0       0      0      0     0     0      0     0    0      0     0
30 End Bal     -81650  -28250    7250  16750 -17250 -4600 10550   2250 -2625 2625      0

NU MONEY
BALANCES            0       0       0      0      0     0     0      0     0    0      0



ATTACHMENT 11
                         CAPITAL CONTRIBUTIONS


DURING THE THIRD QUARTER OF 1995, NORTHEAST UTILITIES MADE THE FOLLOWING CAPITAL CONTRIBUTIONS:

                                   (000's)

     7/14/95                       $2,000    Charter Oak Energy
     8/07/95                       $1,750    Charter Oak Energy
     8/16/95                       $1,000    Charter Oak Energy
     9/12/95                       $  600    Charter Oak Energy
     9/13/95                       $  900    Charter Oak Energy
     9/27/95                       $  500    Charter Oak Energy




                         UNITED STATES OF AMERICA

                                before the

                    SECURITIES AND EXCHANGE COMMISSION

In the Matter of                                     Quarterly
                                                Certificate as
CONNECTICUT YANKEE ATOMIC POWER COMPANY             to Partial
                                                Consummation of
Berlin, Connecticut                                 Transaction

File No. 70-7255
File No. 70-7704
(Public Utility Holding Company Act of 1935)

     Pursuant to the Public Utility Holding Company Act of 1935 and Rule 24(a) thereunder, Connecticut Yankee Atomic Power Company (The "Company") hereby certify that the Company entered into a $90 million Remarketable Eurodollar Credit and Letter of Credit Facility dated August 14, 1990 with the Toronto Dominion Bank and Trust Company as Agent Bank and The Tokai Bank, Limited, as issuing Bank (the "Credit Agreement"), in accordance with the Application/Declaration, as amended, filed by the Company'; in this proceeding, and the Securities and Exchange Commission Order dated August 1, 1990 with respect thereto.

     During the period July 1, 1995 through September 30, 1995, the maximum
commercial paper outstanding at any one time was $28,000,000.   Commercial
paper outstanding on September 30, 1995 was $13,000,000.

Dated September 30, 1995

                              Connecticut Yankee Atomic Power Company
                              /s/  Robert C. Aronson
                                   Assistant Treasurer







October 30, 1995
Ms. Barbara Nieman
Northeast Utilities
P.O. Box 270
Hartford, Connecticut 06141-0270

Dear Ms. Nieman:

     This letter is submitted to you in compliance with certain requirements concerned with the commercial paper program of Connecticut Yankee Atomic Power Company ("CY"), as specified by the Securities and Exchange Commission.

     Please be advised that in connection with the private distribution of CY commercial paper from July 1, 1995 through September 30, 1995, all sales and resales have been made to customers included on the confidential list of investors held here at Citicorp.

                                        Sincerely,
                                        /s/ Barbara Dietrich
                                        Citicorp

                         UNITED STATES OF AMERICA

                                 before the

                    SECURITIES AND EXCHANGE COMMISSION

In the Matter of

Northeast Utilities                                   Quarterly
Northeast Utilities Service Company                Certificate as
The Connecticut Light and Power Company              to Partial
Western Massachusetts Electric Company             Consummation of
Holyoke Water Power Company                        Transaction $360 Million
Northeast Nuclear Energy Company                   Regional Revolving
Rocky River Realty Company                         Credit Agreement

Berlin, Connecticut
File No. 70-8052
(Public Utility Holding Company Act of 1935)


     Pursuant to the Public Utility Holding Act of 1935 and Rule 24(a) thereunder, Northeast Utilities and its system companies (the "Companies") hereby certify that the Companies entered into a $360 million Regional Revolving Credit Agreement dated December 3, 1992 with Northeast Utilities Service Company as Agent, in accordance with the terms and conditions or, and for the purposes represented by, the Application/ Declaration, as amended, filed by the Companies in this proceeding, and the Securities and Exchange Commission Order November 23, 1992 with respect thereto.

      During the period July 1, 1995 through September 30, 1995, Northeast Utilities had $30,000,000 outstanding for the quarter.

Dated September 30, 1995
                                        Northeast Utilities
                                        /s/Robert C. Aronson
                                        Assistant Treasurer